Consent of Independent Registered Public Accounting Firm

The Board of Directors
InterOil Corporation
We consent to the use of our report dated March 4, 2005 included in this annual report on Form 40-F, to be filed with the United States Securities and Exchange Commission pursuant to the Securities and Exchange Act of 1934, as amended, and as incorporated by reference in registration statements (No.333-120383 and No.333-124641) on Form F-10 and registration statement on Form S-8 (No.333-124617) of InterOil Corporation.
KPMG
Brisbane, Australia
March 30, 2007